Exhibit 99.22

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.     Name and Address of Company

Sandspring Resources Ltd. (the “Company”)
8000 South Chester Street
Suite 375
Centennial, CO 80112

Item 2.     Date of Material Change

October 14, 2010

Item 3.     News Release

On October 14, 2010, a news release in respect of the material change was disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4.     Summary of Material Change

On October 14, 2010, the Company completed its previously announced bought deal private placement offering of 19,633,077 common shares at a price of C$2.60 per common share for aggregate gross proceeds of C$51,046,000.

Item 5.     Full Description of Material Change

On October 14, 2010, the Company completed its previously announced bought deal private placement offering of common shares.  The Company issued an aggregate of 19,633,077 common shares at a price of C$2.60 per common share raising gross proceeds of C$51,046,000, including the exercise of the full underwriters’ option of C$6,006,000.  The underwriting syndicate was co-led by Jennings Capital Inc., GMP Securities L.P. and Mackie Research Capital Corporation, and included Cormark Securities Inc. The underwriters received a 5.5% cash commission in respect of the offering.

The common shares are subject to a four-month and one day hold period under applicable Canadian securities laws which expires on February 15, 2011.

The Company has received approval from the TSX Venture Exchange for the listing of the common shares sold and issued under the private placement, subject to satisfying certain listing conditions of the TSX Venture Exchange.

The Company plans to use the net proceeds from the offering for the ongoing exploration and development of the Company’s Toroparu deposit and for general corporate purposes.

Item 6.     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.     Omitted Information

Not applicable.

Item 8.     Executive Officer

Richard A. Munson, Chief Executive Officer, (303) 932-0384.

Item 9.     Date of Report

October 19, 2010.